EXHIBIT 8.1

Name of Entity

Antemat Limited	Kayser Restaurant (Shenzhen) Company Limited

Nissin Mechatronic Limited	Kienzle Time (H.K.) Limited (“Kienzle HK”)

Cavour Industrial Limited	Kienzle Uhrenfabriken G.m.b.h. (“Kienzle Germany”)

Hi-Lite Camera Company Limited (“Hi-Lite”)	Nissin Precision Metal Manufacturing Limited (“Nissin”)

Kayser Technik Limited	Saiwan Industries Limited

Kayser (Wuxi) Metal Precision Manufacturing Limited	Golden Bright Plastic Manufacturing Company Limited

All of the subsidiaries are wholly-owned by Highway Holdings Limited. All subsidiaries, with the exception of Kienzle Germany (incorporated in Germany) and Kayser (Wuxi) Metal Precision Manufacturing Limited (incorporated in The People’s Republic of China), are incorporated in Hong Kong.

Highway Holdings Limited also owns an equity interest in the following entities:

•	Kayser Technik (Overseas) Inc., incorporated in the Republic of Panama; 50% interest.

•	Kienzle USA Ltd., organized in the U.S.A.; 50% interest.